1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

BEIJING, SHANGHAI, HONG KONG,

SINGAPORE

Writer’s Direct Contact
27 February 2014	212.468.8053
jbaris@mofo.com

FILED VIA EDGAR

Karen L. Rossotto, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          The Victory Portfolios

File Nos. 33-8982 and 811-4852

The Victory Institutional Funds

File Nos. 333-115476 and 811-21584

Gentlemen and Ladies:

We expect that our client, The Victory Portfolios (“VP”), will file with the Securities and Exchange Commission (the “Commission”) on or about 27 February 2014 Post-Effective Amendment No. 110 pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) and Post-Effective Amendment No. 111 under the Investment Company Act of 1940 (the “1940 Act”) (the “VP Amendment”).  The Amendment will incorporate the responses below to the comments transmitted by the Staff to us on 7 February 2014 with respect to Post-Effective Amendment No. 106 under the Securities Act and Post-Effective Amendment No. 107 under the 1940 Act, filed with the Commission on 23 December 2013.  We believe that the VP Amendment, in the form which I reviewed, does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

VP expects that the VP Amendment will go effective automatically on 1 March 2014 pursuant to Rule 485(b) under the Securities Act.

Similarly, we expect that our client, The Victory Institutional Funds (“VIF,” and together with VP, the “Registrants”), will file with the Commission on or about 27 February 2014 Post-Effective Amendment No. 20 pursuant to Rule 485(b) under the Securities Act and Post-Effective Amendment No. 21 under the 1940 Act (the “VIF Amendment” and together with the VP Amendment, the “Amendments”).  The VIF Amendment will incorporate the responses below to the comments transmitted by the Staff to us on 7 February 2014 with respect to Post-Effective Amendment No. 19 under the Securities Act and Post-Effective Amendment No. 20 under the 1940 Act, filed with the Commission on 23 December 2013.  We believe that the VIF Amendment, in the form which I reviewed, does not contain disclosure that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

VIF expects that the VIF Amendment will go effective automatically on 1 March 2014 pursuant to Rule 485(b) under the Securities Act.

Below we identify in bold the Staff’s comment, and note in regular type our response.  Capitalized terms used but not defined in this letter have the meanings assigned to them in the Amendments.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

We note that some of the Staff’s comments applied to one or more of the Registrants’ series Funds.  We refer to these comments as “global comments.”  When appropriate, we have grouped the global comments and address them at the first part of this letter.  Other comments that are specific to a particular Fund we refer to as “specific comments.”  Where appropriate we have provided marked pages from the relevant prospectuses to show changes that have been made to address your comments.

A.                                    Global Comments

1)                                     Expense table - fee waivers.  Confirm that the fee waivers in the fee table apply for at least one year from the date of the Post-Effective Amendment of the Registration Statement.  If not, remove the footnote and include the required information in the Prospectus table.

The Registrants confirm that any fee waivers reflected in the expense tables will apply for at least one year.

2)                                     Termination of Expense Limitation Agreement.  If the Expense Limitation Agreement can be terminated, state by whom and under what circumstances.

VP confirms that the Expense Limitation Agreements in place with respect to the Funds cannot be terminated except upon termination of the Advisory Agreement with respect to each Fund.  Therefore, VP believes no additional disclosure is warranted.

3)                                     Expense example.  Confirm that for each Fund that is party to an expense limitation agreement, the fee waivers are accounted for in the expense example for their entire term.

VP confirms that any fee waivers disclosed in the expense tables for the Funds are accounted for in the corresponding expense example for the entire term of the waiver.

4)                                     Investment strategy — how the Funds decide to buy and sell securities.  Add disclosure summarizing how the Funds decide to buy and sell portfolio securities in the principal strategies section.  This information for some Funds currently is found in response to Item 9.

With respect to each Fund, Registrants have moved or added disclosure that summarizes how the investment adviser decides to buy and sell portfolio securities to the disclosure in response to Item 4.  Please see the attached disclosure relating to the Global Equity Fund as an example.

5)                                     Investment strategy — principal strategies versus other strategies.  Differentiate among strategies that are principal investment strategies and those that are not (e.g., investments in shares of other investment companies; when-issued and delayed delivery securities; demand features and puts; exchange traded funds; and derivatives). If a strategy is not a principal investment strategy, disclose the investment in response to Item 9. If a strategy is a principal investment strategy, disclose it as such and disclose the corresponding principal risks.

Generally, Registrants have revised disclosure in response to Item 4 and Item 9 in each prospectus consistent with this comment.  Registrants have included only principal strategies and risks in the summary section.  In Item 9, Registrants have disclosed principal strategies and risks separately from any other strategies and risks.  Please see the attached disclosure relating to the Global Equity Fund as an example.

6)                                     Investment strategies — ADRs/GDRs.  If the Funds invest in any ADRs or GDRs that are not sponsored, include corresponding risks.

The Funds do not generally invest in non-sponsored ADRs or GDRs.

7)                                     Portfolio turnover.  Disclose active trading (that is, when portfolio turnover exceeds 100 percent) as a principal strategy and a principal risk.  If portfolio turnover does not exceed 100 percent, remove from the principal investment strategy and principal risks sections. Also, revise the principal risk relating to active trading to include the additional risk of increased tax exposure and higher transaction costs.

Registrants have revised the disclosure to include active trading in the principal strategies and principal risks sections when a portfolio turnover exceeds 100 percent, and has deleted such disclosure when portfolio turnover does not exceed 100 percent. Registrants have also revised the risk disclosure concerning active trading consistent with your comment. Please see the attached disclosure relating to the Global Equity Fund as an example.

8)                                     Expense table — Acquired fund fees and expenses (AFFE).  Disclose AFFE in the fee table as a separate line item if they exceed one basis point.

Registrants confirm that the fee tables will include a separate line item for AFFE when such expenses exceed one basis point.

B.                                    Specific Comments

1)                                     Fund for Income — page 2 - credit quality.  If credit quality is an issue for the securities listed under principal investment strategies, disclose the credit quality of the investments (e.g., investment grade).

The Fund for Income’s principal investment strategy is to invest in (a) Mortgage-backed obligations and collateralized mortgage obligations (CMOs) issued by the Government National Mortgage Association (GNMA), with an average effective maturity ranging from 2 to 10 years, and (b) Obligations issued or guaranteed by the U.S. government or by its agencies or instrumentalities with a dollar-weighted average maturity normally less than 5 years.  VP does not believe that investment in these government securities presents credit quality issues.

2)                                     Investment Grade Convertible Fund — page 3 — synthetic convertible securities.  In the prospectus, explain the nature of synthetic convertible securities in plain English.

VP has added disclosure about synthetic convertible securities in plain English. Please see the attached revised disclosure relating to the Investment Grade Convertible Fund.

3)                                     Investment Grade Convertible Fund — page 10 — risks of investing in convertible securities and synthetic convertible securities.  In the prospectus, disclose the risks of investing in convertible securities and synthetic convertible securities in plain English.

VP has added disclosure about the risks of investing in synthetic convertible securities in plain English. VP believes the existing disclosure concerning convertible securities is adequate. Please see the attached revised disclosure relating to the Investment Grade Convertible Fund.

4)                                     Investment Grade Convertible Fund — page 10 — below-investment grade.  Disclose the risks associated with investing in below-investment grade securities in the principal risks section.

VP has added disclosure about the risks associated with investing in below-investment grade securities. Please see the attached revised disclosure relating to the Investment Grade Convertible Fund.

5)                                     Investment Grade Convertible Fund — page 22 — risk of investing in convertible debt securities.  Disclose the risks of investing in convertible debt securities in the principal risks section.

VP confirms that convertible debt risk was included in the principal risks section of the prospectus. No changes have been made to the prospectus. Please see the attached disclosure relating to the Investment Grade Convertible Fund.

6)                                     Established Value Fund — page 7 — investment objective.  The phrase “by investing primarily in common stocks” contained in the investment objective is an investment strategy rather than an objective.  Move this phrase to the principal strategies section.

VP confirms that the Fund’s investment objective is fundamental and cannot be changed without shareholder approval.

7)                                     Small Company Opportunity Fund — page 21 — index.  Explain why VP selected December 31 as the defining date of the market capitalization range of the Fund’s benchmark index as opposed to the reconstitution date of the index.

VP provides the market capitalization of the benchmark index as of a recent date in order to illustrate to investors the size of the companies in which the Fund invests. VP believes the index’s reconstitution date may not be as current as December 31st and would not necessarily provide investors with any better or more useful information.

8)                                     National Municipal Bond Fund — page 3 — Investment in bond anticipation notes is disclosed as a principal investment strategy.  Explain this strategy in plain English.

VP has added disclosure about bond anticipation notes in plain English. Please see the attached revised disclosure relating to the National Municipal Bond Fund.

9)                                     National Municipal Bond Fund and Ohio Municipal Bond Fund — average effective maturity.  Include the reference to the average effective maturity of the portfolio securities of the National Municipal Bond Fund and the Ohio Municipal Bond Fund in the summary section relating to each Fund.

VP has added the average effective maturity of portfolio securities of the National Municipal Bond Fund and the Ohio Municipal Bond Fund in the summary section relating to each Fund. Please see the attached revised disclosure relating to the National Municipal Bond Fund as an example.

10)                              Ohio Municipal Bond Fund — page 20 — concentration risk.  Substitute another term for “concentration,” which is a term of art in the 1940 Act.

VP has changed the reference to “concentration risk” to “state specific risk.”

11)                              Diversified Stock Fund — page 3 — principal investment strategies.  The Fund states that one of its principal investment strategies is to invest at least 80 percent of its assets in U.S. equity securities and convertible securities.  Change the principal strategies to state that the Fund invests at least 80 percent of its assets in stocks because the Fund contains the word “stock” in its name.

VP has revised the principal investment strategy to indicate that the Diversified Stock Fund will invest at least 80 percent of its assets in common stock, which includes securities convertible or exchangeable into common stock. Please see the attached revised disclosure relating to the Diversified Stock Fund.

12)                              Diversified Stock Fund — page 3 — principal investment risks.  Disclose the risks associated with investing in convertible securities as a principal risk.

The Diversified Stock Fund’s investments in convertible securities are generally limited to preferred stock that is convertible into common stock, not debt that is convertible into common stock.  Accordingly, VP believes that no additional disclosure is necessary.

13)                              Global Equity Fund — page 3 — “securities with equity like characteristics.”  Explain what is meant by “securities with equity like characteristics.”

VP has added disclosure to clarify what is meant by this phrase. Please see the attached revised disclosure relating to the Global Equity Fund.

14)                              Global Equity Fund — page 3 — “life-cycle based approach.”  Explain what is meant by “life-cycle based approach.”

VP has added disclosure to define what is meant by “life-cycle based approach.” Please see the attached revised disclosure relating to the Global Equity Fund.

15)                              Global Equity Fund — page 3 — emerging markets risk.  Include disclosure regarding emerging markets risk, and explain that the risks that apply to investing in non-U.S. securities are greater with respect to emerging markets.

VP has added disclosure concerning the risks of investing in emerging markets. Please see the attached revised disclosure relating to the Global Equity Fund.

16)                              Statement of Additional Information — page 31 — credit default swaps.  Confirm supplementally that if a Fund sells credit default swaps, it will segregate assets equal to the full notional amount of its obligation.

The Registrants currently do not sell credit default swaps.  If any Fund were to engage in such a transaction, it will segregate the full notional amount of its obligation.

17)                              Institutional Diversified Stock Fund — page 3 — emerging markets risk.  Include disclosure regarding emerging markets risk, if applicable.

VIF confirms that this Fund does not invest in emerging markets as part of its principal investment strategy. Thus, no change has been made to the prospectus.

18)                              Institutional Diversified Stock Fund — page7 — Rule 35d-1 Policy.  State whether the Fund’s 80% policy is fundamental or whether it can be changed with 60-day notice to shareholders.

As stated on page 3 under Principal Investment Strategy, the Fund may change its 80% policy if it notifies shareholders at least 60 days in advance.  Thus, it is not a fundamental policy.

19)                              Institutional Diversified Stock Fund - page 22 — Share Price.  If the Fund will invest in foreign stocks, disclose that the value of certain of its holdings may change on days when shareholders may not be able to buy or redeem shares.

At this time, the Fund invests in U.S. equity securities and foreign securities (ADRs and GDRs) that trade on U.S. exchanges, and VIF therefore believes no additional disclosure is warranted.

20)                              Institutional Diversified Stock Fund - page 22 — Redemption in Kind.  Please advise how the Fund determines what securities to distribute in kind.

Consistent with the Fund’s Procedures for Redemptions In-Kind to Affiliated Shareholders, VIF distributes in-kind securities on a pro rata basis with appropriate adjustments for restricted securities, odd lots, fractional shares and other similar factors that might make a security inappropriate for distribution.

          *          *          *

Each Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its registration statement;

(2)                                 Staff comments or changes to disclosure in response to staff comments in its registration statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the registration statement; and

(3)                                 It may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

Should you have any additional questions concerning the filing, please call me at (212) 468-8053.

Very truly yours,

/s/Jay G. Baris

cc:           The Board of Trustees

Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Gregory J. Ewald, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Brenda J. Fleissner, Ernst & Young LLP

Robert E. Putney III

Isabelle Sajous

Global Equity Fund Summary (continued)

Principal Investment Strategy

[B.13]

The Fund invests primarily in U.S. and foreign equity securities of companies of any size, located in any country, including countries with developing or emerging markets. The equity securities in which the Fund invests may include preferred stock and securities with equity-like characteristics, such as convertible securities. The Fund’s equity investments may take the form of depositary receipts and exchange-traded funds (ETFs).

[A.4] [B.14]

The Fund invests in companies that the Adviser believes have a favorable combination of company fundamentals and valuation. The Adviser utilizes a lifecycle-based approach that seeks to identify companies at inflection points in their corporate life cycles. Stocks are sold when they meet their price target objectives, a better investment opportunity has been identified, or there has been a negative change in outlook for the company. The Adviser may sell a security if it believes the price objective for the stock has been reached, if more attractive opportunities are identified, or if the fundamentals of the company deteriorate.

[A.7]	The Adviser may from time to time generate portfolio turnover rates in excess of 100%.

Under normal circumstances, the Fund:

•                  Will invest at least 80% of its net assets in equity securities (the Fund will not change this policy unless it notifies shareholders at least 60 days in advance);

•                  Will invest a significant amount of its assets in equity securities of companies domiciled outside the U.S. or with significant business and/or assets outside the U.S.;

•                  Will invest at least 20% of its net assets in U.S. dollar-denominated securities; and

•                  May invest up to 20% of its net assets in cash or cash equivalents.

For the purpose of this investment strategy, “net assets” include any borrowings for investment purposes.

There is no guarantee that the Fund will achieve its objective.

Principal Risks

The Fund’s investments are subject to the following principal risks:

•                  Foreign securities (including depositary receipts) could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts. Compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Foreign securities generally experience more volatility than their domestic counterparts.

3

[B.15]              The risks related to investing in foreign securities are generally greater with respect to securities of companies associated with emerging markets. Emerging market companies may experience more volatility than those in developed countries due to greater risks of illiquidity, increased price volatility, smaller market capitalizations, less government regulation, less extensive and less frequent accounting, financial and other reporting requirements, risk of loss resulting from problems in share registration and custody, substantial economic and political disruptions and the nationalization of foreign deposits or assets.

•                  Mid cap stocks may fall out of favor relative to stocks of larger or smaller companies.

•                  Smaller companies may lose market share or profits. Smaller, less seasoned companies may lose market share or profits to a greater extent than larger, more established companies.

•                  A company’s earnings may not increase as expected.

•                  The portfolio manager may not execute the Fund’s principal investment strategies effectively.

[A.7]                     To the extent the Fund buys and sells securities actively, it could have higher expenses (which reduces returns to shareholders) and higher taxable distributions.

•                  Holding cash or cash equivalents, even strategically, may lead to missed investment opportunities. This is particularly true when the market for other investments in which the Fund may invest in is rapidly rising.

•                  An investment company in which the Fund invests (including ETFs) may not achieve its investment objective.

You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

By itself, the Fund does not constitute a complete investment plan and should be considered a long-term investment for investors who can afford to weather changes in the value of their investment.

4

Investments

[A.5]	The following describes the types of securities the Fund may purchase under normal market conditions to achieve its principal investment strategy.

Equity Securities

Can include common stock and securities convertible into stock of both U.S. and non-U.S. corporations.

Equity Securities of Foreign Companies Traded on U.S. Exchanges

Can include common stock and preferred stock of non-U.S. corporations. Also may include American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs), which are receipts issued by a bank or trust company and evidence ownership of underlying securities issued by a foreign corporation, and ETFs.

Convertible Preferred Stock

A class of stock that pays dividends at a specified rate, has preference over common stock in the payment of dividends and the liquidation of assets, and is convertible into common stock.

Investment Companies

The Fund may invest in securities of other investment companies, including unit investment trusts (UITs) and ETFs, if those companies invest in securities consistent with the Fund’s investment objective and policies.

10

[A.5]

The Adviser may use several types of investments in furtherance of the Fund’s overall investment objective. The following describes the types of securities that may be purchased but the Adviser does not consider them to be a part of the Fund’s principal investment strategy. Additional securities that the Fund may purchase are included in the Fund’s Statement of Additional Information.

•                  Forward Currency Contracts

Contracts that attempt to eliminate currency exposure between the time of a securities transaction and settlement of that transaction. A forward foreign currency contract is an agreement to buy or sell a country’s currency at a specific price on a specific date, usually 30, 60, or 90 days in the future. In other words, the contract guarantees an exchange rate on a given date.

Warrants

Securities that give the Fund the right to purchase equity securities from the issuer at a specific price (the strike price) for a limited period of time.

•                  Futures Contracts and Options on Futures Contracts

Contracts involving the right or obligation to deliver or receive assets or money depending on the performance of one or more assets or an economic index. To reduce the effects of leverage, liquid assets equal to the contract commitment are set aside to cover the commitment. The Fund may invest in futures in an effort to hedge against market or currency risk, as a temporary substitute for buying or selling securities or for temporary cash management purposes. There is no assurance that the Fund will engage in any hedging transactions.

•                  Derivative Instrument: Indicates an instrument whose value is linked to or derived from another security, instrument or index.

11

Investment Grade Convertible Fund Summary (continued)

Principal Investment Strategy

The Fund pursues its investment objective by investing primarily in securities convertible into common stocks, such as convertible bonds, convertible notes, and convertible preferred stocks. The Fund may invest in equity securities of foreign companies traded on U.S. exchanges, including American and Global Depositary Receipts (ADRs and GDRs).

[B.2]

Under normal circumstances, the Fund will invest at least 80% of its net assets in investment grade securities convertible into common stock and synthetic convertible securities, which are derivative positions composed of two or more securities with investment characteristics that, when taken together, resemble those of traditional convertible securities. The Fund will not change this policy unless it notifies shareholders at least 60 days in advance. For purposes of this policy, “net assets” includes any borrowings for investment purposes.

The Fund may invest up to 20% of its net assets in un-rated or below-investment-grade securities. Lower quality or below-investment-grade debt securities are sometimes referred to as “junk bonds.”

The Adviser employs a bottom up research process by identifying convertible securities which possess strong underlying equity potential, high quality financial characteristics and the opportunity for solid total return over a 12-18 month time horizon. The Adviser may sell a security when the underlying equity valuation changes due to a price change or change in fundamentals of the company, the underlying fixed income component has deteriorated or the convertible characteristics have changed.

There is no guarantee that the Fund will achieve its objective.

Principal Risks

The Fund’s investments are subject to the following principal risks:

•                  The market values of the securities acquired by the Fund may decline.

•                  The portfolio manager may not execute the Fund’s principal investment strategies effectively.

•                  A company’s earnings may not increase as expected.

•                  Interest rates may rise or the rate of inflation may increase.

•                  An issuer’s credit quality may be downgraded or an issuer may default. This risk is greater for any investments in below-investment-grade securities.

•                  Foreign securities (including ADRs and GDRs) could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts. Compared to

U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Foreign securities generally experience more volatility than their domestic counterparts.

[B.3]

Convertible securities rank senior to the issuer’s common stock, but may be subordinate to senior debt obligations. In part, the total return for a convertible security may depend upon the performance of the underlying stock into which it can be converted. Synthetic convertibles may respond differently to market fluctuations than traditional convertible securities. They are also subject to counterparty risk.

[B.4]

Investments in below-investment-grade debt securities may be less liquid and are subject to a greater risk of loss than investment grade securities. Such securities may experience greater price volatility and higher default rates during periods of adverse market conditions.

You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

By itself, the Fund does not constitute a complete investment plan and should be considered a long-term investment for investors who can afford to weather changes in the value of their investment.

Risk Factors (continued)

may have to reinvest the proceeds from prepayments at lower interest rates. Interest rate levels and other factors may affect the frequency of mortgage prepayments, which in turn can affect the average life of a pool of mortgage-related securities. In periods of rising interest rates, the prepayment rate tends to decrease, lengthening the average life of a pool of mortgage-related securities. In periods of falling interest rates, the prepayment rate tends to increase, shortening the average life of a pool of mortgage-related securities.

•                 Extension risk is the risk that the rate of anticipated prepayments on principal may not occur, typically because of a rise in interest rates, and the expected maturity of the security will increase. During periods of rapidly rising interest rates, the effective average maturity of a security may be extended past what a Fund’s portfolio manager anticipated that it would be. The market value of securities with longer maturities tend to be more volatile.

[B.5] Convertible debt securities risk:

•                 Convertible debt securities risk is the risk that the values of convertible debt in which the Fund may invest may be affected by market interest rates, reduction in credit quality or credit ratings, issuer default on interest and principal payments, and declines in the value of the underlying common stock. Additionally, an issuer may retain the right to buy back its convertible securities at a time and price unfavorable to the Fund.

[B.3] Synthetic convertible securities risk:

•                  Synthetic convertible securities risk is the risk that the value of a synthetic convertible security will respond differently to market fluctuations than a convertible security because a synthetic convertible security is composed of two or more separate securities, each with its own market value. Additionally, if the value of the underlying common stock or the level of the index involved in the convertible security falls below the exercise price of the warrant or option, the warrant or option may lose all value. Synthetic convertible securities are also subject to counterparty risk.

When-issued, TBA and delayed-delivery securities risk:

•                 When-issued, TBA and delayed-delivery securities risk is the risk that the market value of the security issued on a when-issued, to-be-announced or delayed-delivery basis may change before the delivery date, which may adversely impact the Fund’s NAV. There is also the risk that a party fails to deliver the security on time or at all.

ADRs, GDRs and U.S.-traded foreign investments risks:

•                  Political and economic risks, along with other factors, could adversely affect the value of the Fund’s investments in foreign companies traded on U.S. exchanges, such as ADRs and GDRs.

•                  Foreign securities risk. Investing in foreign companies, including through ADRs and GDRs involves certain special risks. For example, compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Investments in foreign countries could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts. These factors can make foreign investments, especially those in developing countries, more volatile than U.S. investments.

National Municipal Bond Fund Summary (continued)

Principal Investment Strategy

The Fund pursues its investment objective by investing primarily in Municipal securities, including mortgage-related securities, with fixed, variable, or floating interest rates.

Under normal circumstances, the Fund will invest at least 80% of its net assets in bonds issued by or on behalf of various states or municipalities, the interest on which is exempt from federal income tax. Federal income taxation includes the alternative minimum tax. The Fund will not change this policy without shareholder approval. For purposes of this policy, “net assets” includes any borrowings for investment purposes.

In making investment decisions, the Sub-Adviser looks for securities that provide interest income exempt from federal income tax and offer above average total return potential. The Fund’s strategy involves purchasing market segments and individual issues that the Sub-Adviser believes are undervalued, while selling those that it believes have become overvalued.

The Fund primarily invests in municipal securities from several states, rather than from a single state.

[B.9] The average effective maturity of the Fund’s holdings generally will range from 3 to 12 years.

There is no guarantee that the Fund will achieve its objective.

Principal Risks

The Fund’s investments are subject to the following principal risks:

•                  Economic or political events may take place in a state or municipality which may make the market value of that state’s or municipality’s obligations decline;

•                  The market values of the securities acquired by the Fund may decline;

•                  The portfolio manager may not execute the Fund’s principal investment strategies effectively;

•                  Interest rates may rise or the rate of inflation may increase;

•                  An issuer’s credit quality may be downgraded or an issuer may default on its securities;

•                  The Fund reinvests at lower interest rates amounts that the Fund receives as interest, sale proceeds or amounts received as a result of prepayment of mortgage-related securities;

•                  The average life of a mortgage-related security may be shortened or lengthened; or

•                  An investment may lose its tax-exempt status or tax laws may change and subject an investment to taxation.

You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

By itself, the Fund does not constitute a complete investment plan and should be considered a long-term investment for investors who can afford to weather changes in the value of their investment.

3

Investments

The following describes the types of securities the Funds may purchase under normal market conditions to achieve their principal investment strategies. A Fund will not necessarily buy all of the securities listed below.

Revenue Bonds

Payable only from the proceeds of a specific revenue source, such as the users of a municipal facility.

General Obligation Bonds

Secured by the issuer’s full faith, credit, and taxing power for payment of interest and principal.

When-Issued And Delayed-Delivery Securities

A security that is purchased for delivery at a later time.

The Adviser may use several types of investments in furtherance of the Funds’ overall investment objectives. The following describes the types of securities that may be purchased but the Adviser does not consider them to be a part of the Funds’ principal investment strategies. Additional securities that the Funds may purchase are included in the Funds’ Statement of Additional Information.

Zero Coupon Bonds

These securities are purchased at a discount from face value. The bond’s face value is received at maturity, with no interest payments before then.

Municipal Lease Obligations

Issued to acquire land, equipment, or facilities. They may become taxable if the lease is assigned. The lease could terminate, resulting in default.

Certificates of Participation

A certificate that states that an investor will receive a portion of the lease payments from a municipality.

[B.8] Tax, Revenue, and Bond Anticipation Notes

Types of short-term municipal obligations issued by the states and their political subdivisions issued in expectation of future revenues.

16

Diversified Stock Fund Summary (continued)

Principal Investment Strategy

[B.11]

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets in common stock, which includes securities convertible or exchangeable into common stock traded on U.S. exchanges. The Fund’s investments include securities issued by established, large-cap companies. The Fund’s investments include the securities of large, established foreign issuers that are traded on U.S. exchanges, including American and Global Depository Receipts (ADRs and GDRs). The Fund will not change this policy unless it notifies shareholders at least 60 days in advance. For purposes of this policy, “net assets” includes any borrowings for investment purposes.

The Fund invests in both growth and value securities.

• Growth securities are stocks of companies that the Adviser believes will experience earnings growth; and

• Value securities are stocks that the Adviser believes are intrinsically worth more than their market value.

The Adviser employs both a top-down and bottom-up methodology to construct a diversified portfolio that avoids excessive sector and security concentrations. The Adviser pursues investments that it believes are statistically cheap or intrinsically undervalued given growth prospects, while trying to identify the presence of a catalyst for future growth (e.g., acquisition, new products, economic cycle or management change). The Adviser may sell a security if it believes the price objective for the stock has been reached, if more attractive opportunities are identified, or if the fundamentals of the company deteriorate.

There is no guarantee that the Fund will achieve its objective.

Principal Risks

The Fund’s investments are subject to the following principal risks:

•                  Growth stocks may be more sensitive to changes in current or expected earnings than the values of other stocks, and they may fall out of favor if the companies’ earnings growth does not meet expectations.

•                  Value stocks may fall out of favor with investors and may underperform growth stocks in an up market. The intrinsic value of value stocks may never be fully recognized by the market or their price may decline.

•                  The portfolio manager may not execute the Fund’s principal investment strategies effectively.

•                  Foreign securities (including ADRs and GDRs) could be affected by factors not present in the U.S., including expropriation, confiscation of property, and difficulties in enforcing contracts. Compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Foreign securities generally experience more volatility than their domestic counterparts.

You may lose money by investing in the Fund. The likelihood of loss may be greater if you invest for a shorter period of time.

By itself, the Fund does not constitute a complete investment plan and should be considered a long-term investment for investors who can afford to weather changes in the value of their investment.

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